Subsidiaries
Name of Subsidiary	State or Other Jurisdiction of Incorporation
FSD Australia Pty Ltd.	Australia
FSD BioSciences, Inc.	Delaware
FSD Strategic Investments Inc.	Ontario, Canada
FV Pharma Inc.	Ontario, Canada
Lucid Psycheceuticals Inc.	Ontario, Canada
Prismic Pharmaceuticals, Inc.	Arizona